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Steven M. Haas Direct Dial: 804 • 788 • 7217 EMAIL: shaas@hunton.com

By EDGAR and Overnight Delivery

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
CASCADE BANCORP PURSUANT TO 17 C.F.R. § 200.83

February 20, 2014

Christian Windsor, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp
Amendment No. 1 to Registration Statement on Form S-4
Filed January 21, 2014
File No. 333-192865

Dear Mr. Windsor:

On behalf of our client, Cascade Bancorp (“Cascade” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2014 (the “Comment Letter”), with respect to the above-referenced filing. Cascade has also revised its Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.

On behalf of Cascade, we hereby request pursuant to 17 C.F.R. § 200.83 confidential treatment for all redacted portions of this response letter, which are indicated herein as [Redacted]. Please promptly inform Andrew Gerlicher, Esq., Cascade Bancorp, 1100 NW Wall Street, Bend, Oregon 97701, Phone: (541) 617-3147, of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise.

In addition to the electronic filing, we are delivering a hard copy of this letter in unredacted form, along with courtesy copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-4 filed on January 21, 2014 (the “marked Amendment No. 2”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by Cascade’s response to the comment. All page references in our responses correspond to pages in the marked Amendment No. 2.

Mr. Christian Windsor

February 20, 2014

Registration Statement Cover Page

1.	We note the formulas on page 61 contemplate issuing additional shares in the event the share price of Cascade falls below certain thresholds. Please confirm that you have registered such shares or tell us how you intend to do so.

Response: Cascade invoked Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”) to register the shares of Cascade common stock to be issued in the merger, which rule allows issuers to register securities without specifying the number of shares in the “Calculation of Registration Fee” table.

Pursuant to Rules 457(c) and 457(f)(1) and (3), for calculating the maximum aggregate offering price for the registration fee for the Registration Statement, Cascade used the product of (1) the average of the high and low prices of Home common stock reported by NASDAQ on December 11, 2013, the average of which equaled $15.09 per share, and (2) the maximum amount of outstanding shares of Home common stock to be cancelled in the merger, which totaled 15,527,969 shares (including the shares of restricted common stock (109,426 shares) and the shares of common stock reserved for issuance upon the exercise of outstanding stock options (695,212 shares)), minus the estimated amount of cash (equal to $120.8 million) to be paid by Cascade to Home stockholders in the merger.

The product of (i) 15,527,969 shares of Home common stock multiplied by (ii) the $15.09 per share price is equal to $234,317,052.21. Subtracting $120.8 million from this figure results in a final maximum aggregate offering price of $113,517,052.21. Pursuant to Section 6(b) of the Securities Act, based on the rate of $128.80 per $1.0 million of the proposed maximum aggregate offering price, the total amount for the Registration Statement registration fee is $14,621.00, which is listed on the Registration Statement and has been paid by Cascade. Home’s common stock is not trading above $15.09, so no increase in the registration fee has been required to be set forth in any amendment as provided in Rule 457(o).

Cascade specifically stated its reliance on Rule 457(o) in the Registration Statement and chose Rule 457(o) because, even if Cascade increased the number of shares to be offered in the merger (whether to avoid triggering Home’s walkaway rights, to ensure the tax-free reorganization of the merger or because of stock splits, stock dividends and the like), Cascade will not know prior to the effective time of the registration statement how many additional shares would be issued. In response to the Staff’s comment, however, the disclosure has been revised to confirm that 15,527,969 shares of Home common stock is the maximum number of shares expected to be converted in the merger. (Registration Statement Cover Page)

Mr. Christian Windsor

February 20, 2014

Prospectus Cover Page

2.	Please disclose the lowest amount of consideration that shareholders could receive on a per share basis, as a result of the variables described, and confirm to us that the Board will resolicit outside this range.

Response: In response to the Staff’s comment, the disclosure has been revised to indicate that the lowest possible per share price that Home stockholders could receive in the merger is $13.38 unless Home stockholders are resolicited. Cascade and Home selected this amount because it is the amount that would be paid if the Cascade average closing price of Cascade common stock is $4.00 per share and Home’s closing tangible net worth declined to $150 million (resulting in an $18.1 million reduction to the cash consideration). Under the merger agreement, Home has the right to terminate the merger agreement if the Cascade average closing price is $4.00 per share and Cascade does not increase the number of shares of Cascade common stock to be issued in the merger. Also under the merger agreement, it is a condition to Cascade’s obligation to complete the merger that Home’s closing tangible net worth be at least $150 million. As set forth in the revised disclosure, the parties have agreed that if such closing condition is not satisfied or such termination right is triggered and the per share merger consideration is less than $13.38, they will not proceed with the merger unless Home stockholders are resolicited. Cascade and Home believe this is a reasonable bottom range so that stockholders can make an informed decision while still preserving the flexibility of Cascade and Home under the merger agreement. (Prospectus Cover Page; pages 2, 12, 64 and 65)

3.	Please clarify on the coverpage and throughout the prospectus that the number of shares may change, as described on page 56.

Response: In response to the Staff’s comment, the disclosure has been revised to state that the number of shares may change. (Prospectus Cover Page; pages 2, 55 and 64)

4.	Please clarify that the consideration will be allocated pro rata.

Response: In response to the Staff’s comment, the disclosure has been revised to state that the merger consideration will be allocated pro rata. (Prospectus Cover Page; pages 1, 11 and 57)

5.	On the coverpage, and in the prospectus where you give the consideration as of a recent date, please disclose that the actual amount of merger consideration may differ from the example, given that the actual amount of merger consideration will not be determined until immediately before the closing.

Response: In response to the Staff’s comment, the disclosure has been revised to state that the actual amount of merger consideration may differ because it will not be determined until immediately before the completion of the merger. (Prospectus Cover Page; pages 2, 13 and 61)

Mr. Christian Windsor

February 20, 2014

Questions and Answers

What will stockholders receive in the merger, page 1

6.	Please clarify that by voting for this merger, shareholders should be willing to accept the lowest amount that is assured to be received under the terms of the merger agreement and state this amount.

Response: In response to the Staff’s comment, the disclosure has been revised as further described in Cascade’s response to Comment No. 2 above. (Pages 2, 64 and 65)

Merger consideration, page 11

7.	We note your response to comment 4 of our letter dated January 10, 2014 disclosing that you do may not intend to resolicit if Cascade’s stock price falls below the $4.25 threshold. Please disclose the factors the Board will consider in deciding not to exercise its walkaway rights and whether there are factors that would cause the Board to resolicit at these thresholds. Please make conforming changes to the Merger Consideration section beginning on page 56.

Response: In response to the Staff’s comment, the disclosure has been revised to list some of the factors that would be considered by the Home board of directors if its walkaway right is triggered. The disclosure has also been revised to indicate that Home would resolicit the Home stockholders or terminate the merger agreement if the per share merger consideration would be less than $13.38 as further described in Cascade’s response to Comment No. 2 above. (Pages 2, 11, 12 and 64)

8.	In addition, if the stock price falls below the $4.25 threshold and the Board chooses not exercise its walkaway rights, please disclose how you intend to notify shareholders.

Response: In response to the Staff’s comment, the disclosure has been revised to indicate that Home would issue a press release if its walkaway rights were triggered but the Home board of directors decided not to terminate the merger agreement. (Pages 2, 12 and 64) Home has also informed Cascade that it will file with the Commission such press release or other disclosure setting forth such event.

Merger Consideration, page 56

9.	We note your response to comment 7 of our letter dated January 10, 2014. Please disclose, as represented in your response to us, that “[b]ased on Cascade’s estimates, the range of the aggregate amount payable to holders of Home stock options is $2.6 million to $5.0 million based on an illustrative 20-day weighted average closing price range of $4.25 to $6.50 per share of Cascade common stock. On a per share basis, Cascade estimates this range to equate to a corresponding reduction to the per share cash consideration payable to Home stockholders of $0.17 to $0.34 per share.”

Mr. Christian Windsor

February 20, 2014

Response: In response to the Staff’s comment, the disclosure has been revised and is based on Cascade’s updated estimate as of February 7, 2014. (Page 62 (first paragraph under table))

10.	Please combine the charts on pages 61 and 62 to present shareholders with the range of combinations of stock and cash consideration.

Response: In response to the Staff’s comment, the disclosure has been revised to include a new table to reflect a range of combinations of the stock consideration and adjustments to the cash consideration. The new table includes bottom ranges based on a $4.00 Cascade average closing price and a maximum downward adjustment to the cash consideration of $18.1 million, which correlate to the minimum per share consideration of $13.38 discussed above. (Pages 63–64)

Notes to Condensed Consolidated Financial Statements September 30, 2013
Note 8. Income Taxes, F-24

11.	We note your response to prior comment 35 in our letter dated January 10, 2014. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at June 30, 2013 and September 30, 2013:

•	Provide us with your forecasted projections utilized at December 31, 2012, June 30, 2013, and September 30, 2013, including all assumptions considered. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

•	Detailed information comparing actual versus forecasted results for the fiscal years ended December 31, 2012, the six month period ending June 30, 2013, the nine month period ended September 30, 2013;

•	Explain to us how core pre-tax earnings have been determined and reflected within the forecasted projections and the basis for excluding specific expense items;

•	Explain to us how you have determined that a 10-year time horizon is achievable for the utilization of federal and state NOLs and provide detailed information addressing the future reversals and timing of existing taxable temporary differences; and

•	Please update to provide your analysis for the 3- and 12-months ended December 31, 2013, when available.

Response: The following comments describe the key assumptions inherent in the forecast.

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

Growth rate for net loans was forecast to be approximately [Redacted] during 2013. [Redacted]. The actual growth rate of net loans in 2013 was 18.4%.

Forecast net loan growth rates for 2014 through 2016 [Redacted]. In the remaining seven years of the forecast, net loans [Redacted].

The forecast’s deposit growth rate for 2013 [Redacted] compared to actual growth of 8.5% or $91 million from year end 2012. [Redacted]. The average growth of deposits is [Redacted] over the forecast period and [Redacted].

Net Interest Margin during 2012 was 4.36%. During the forecast period it is expected to average [Redacted]. The actual net interest margin for 2013, the first year of the forecasted period, was 3.90% compared to the forecasted annual average of [Redacted]. During the past 5 years, which were substantially affected by recessionary conditions, the Company’s net interest margin was approximately 3.91% compared to 3.66% at other banks with assets between $1 billion and $3 billion.

Improvement of credit quality, management of criticized and classified loans and mitigation of credit risk have been some of management’s highest priorities during the past two years. Mitigation of these risks was substantially accomplished by year end 2013 with the elimination of loans at risk of default through restructuring based on improvement in the financial condition of borrowers, charge off or payoff. Non-performing assets were reduced from $25.3 million or 1.94% of total assets at year end 2012 to $11.5 million or 0.81% of total assets at year end 2013. This compares to 1.42% of total assets for peer group banks ($1 billion to $3 billion of total assets). Net charge offs for 2013 were $7.4 million compared to $17.7 million in 2012. At December 31, 2013 substandard loans had been reduced by 67.5% to $41.2 million compared to $126.7 million at year end 2012. These results demonstrate the improvement in asset quality through management’s efforts during the past two years to reduce the risk profile of the Company. This allows the Company to maintain an adequate allowance for loan losses without need for additional provisions to this reserve. Provisions for loan losses included in the forecast average [Redacted] of average net loans per year. [Redacted].

Non-interest income was forecast [Redacted] in 2013 and an [Redacted] thereafter. [Redacted].

Non-interest income for the year ended December 31, 2013 was $14.5 million compared to $13.1 million for the year ended December 31, 2012, an increase of 10.7%. Non-interest income was [Redacted].

[Redacted]. Actual results for 2013 were $61.0 million, which included $6.1 million of expenses recognized in the second quarter as the Company restructured its balance sheet to reduce future costs. [Redacted]. The largest of these costs was a $3.8 million prepayment penalty on extinguishment of high-rate FHLB advances. This payoff reduced the Company’s borrowing costs by approximately $0.5 million per quarter. The Company also recorded a $1.3 million expense for human resource related items including severance obligations and $0.4 million associated with branch consolidation costs.

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

Also during the fourth quarter of 2013, the Company recognized $1.0 million expenses associated with the pending merger of Home Federal Bank. [Redacted]. [Redacted].

[Redacted].

Comparison – Actual vs. Forecast 2012

The following chart compares actual results with the forecast for the year ended December 31, 2012.

	2012
	Actual	Forecast	Difference
	(amounts in millions of dollars)
Total Loans	858.6	[Redacted]	[Redacted]
OREO	6.6	[Redacted]	[Redacted]
Total Assets	1,301.4	[Redacted]	[Redacted]

Deposits	1,076.2	[Redacted]	[Redacted]
Borrowings	60.0	[Redacted]	[Redacted]
Equity	140.8	[Redacted]	[Redacted]

Net Interest Income	49.9	[Redacted]	[Redacted]
Provision for Loan Losses	1.1	[Redacted]	[Redacted]
Non Interest Income	13.1	[Redacted]	[Redacted]
Non Interest Expense	55.8	[Redacted]	[Redacted]
Income Before Taxes	6.0	[Redacted]	[Redacted]

[Redacted].

Comparison – Actual vs. Forecast Year to Date 6/30/13

The following chart compares actual results with the forecast for the six month period ending June 30, 2013.

	YTD 6/30/13
			Discretionary	Remaining
	Actual	Forecast	Q213 Expenses	Difference
	(amounts in millions of dollars)
Total Loans	928.3	[Redacted]		[Redacted]
OREO	2.6	[Redacted]		[Redacted]
Total Assets	1,365.9	[Redacted]		[Redacted]

Deposits	1,104.3	[Redacted]		[Redacted]
Borrowings	50.0	[Redacted]		[Redacted]
Equity	187.9	[Redacted]		[Redacted]

Net Interest Income	23.1	[Redacted]		[Redacted]
Provision for Loan Losses	1.0	[Redacted]		[Redacted]
Non Interest Income	6.9	[Redacted]		[Redacted]
Non Interest Expense	32.6	[Redacted]	[Redacted]	[Redacted]
Income Before Taxes	(3.7)	[Redacted]	[Redacted]	[Redacted]

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

[Redacted]. The Company also recorded a $1.3 million expense for human resource related items including severance obligations and $0.4 million associated with branch consolidation costs, among other lesser costs. [Redacted].

Comparison – Actual vs. Forecast Year to Date 9/30/13

The following chart compares actual results with forecast for the nine months ended September 30, 2013.

	YTD 9/30/13
			Discretionary	Remaining
	Actual	Forecast	Q213 Expenses	Difference
	(amounts in millions of dollars)
Total Loans	950.6	[Redacted]		[Redacted]
OREO	3.3	[Redacted]		[Redacted]
Total Assets	1,406.7	[Redacted]		[Redacted]

Deposits	1,195.6	[Redacted]		[Redacted]
Borrowings	0.0	[Redacted]		[Redacted]
Equity	186.9	[Redacted]		[Redacted]

Net Interest Income	35.1	[Redacted]		[Redacted]
Provision for Loan Losses	1.0	[Redacted]		[Redacted]
Non Interest Income	10.5	[Redacted]		[Redacted]
Non Interest Expense	46.2	[Redacted]	[Redacted]	[Redacted]
Income Before Taxes	(1.5)	[Redacted]	[Redacted]	[Redacted]

[Redacted].

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

Comparison – Actual vs. Forecast 2013

The following chart compares actual results with forecast for the full year ended December 31, 2013.

	2013
			Discretionary	Remaining
	Actual	Forecast	Q213 Expenses	Difference
	(amounts in millions of dollars)
Total Loans	1,004.8	[Redacted]		[Redacted]
OREO	3.1	[Redacted]		[Redacted]
Total Assets	1,406.2	[Redacted]		[Redacted]

Deposits	1,167.3	[Redacted]		[Redacted]
Borrowings	27.0	[Redacted]		[Redacted]
Equity	188.7	[Redacted]		[Redacted]

Net Interest Income	48.2	[Redacted]		[Redacted]
Provision for Loan Losses	1.0	[Redacted]		[Redacted]
Non Interest Income	14.5	[Redacted]		[Redacted]
Non Interest Expense	61.0	[Redacted]	[Redacted]	[Redacted]
Income Before Taxes	0.7	[Redacted]	[Redacted]	[Redacted]

[Redacted]. In addition to the expenses described during the second quarter there was additional fourth quarter expense of $1.0 million expenses associated with the pending merger of Home Federal Bank. [Redacted].

Core earnings mentioned on page 21 of the Company’s response dated January 21, 2014 is not inherent in the Company’s forecasting process. Reference to that metric was an effort to provide an understanding of ongoing earnings expectations.

Forecasted earnings performance reflects all attributes of earnings performance whether recurring or non-recurring. The term “core earnings level” was used by the Company to refer to the inherent recurring earnings performance of the Company. It sought to identify certain expenses that were discretionary and non-recurring to provide insight into the expected ongoing earnings performance of the balance sheet.

The forecast that the Company used in its analysis of the DTA valuation allowance is not based on a core earnings concept.

At June 30, 2013, the Company’s temporary differences, federal net operating losses (or NOLs) and credits were approximately $41.9 million, $84.4 million and $0.9 million (or $2.8 million as a comparable tax deduction), respectively. At December 31, 2013, the Company’s temporary differences, federal NOLs and credits were approximately $41.9 million, $81.4 million and $0.9 million (or $2.8 million as a comparable tax deduction), respectively. [Redacted].

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

Each of the categories of timing differences has been documented and analyzed by the Company. [Redacted]. The chart attached as Exhibit A hereto shows when the various tax attributes are expected to be utilized within the planning period.

Tax Opinion, Exhibit 8.1

12.	Please remove the third and fifth assumptions in your tax opinion; those assumptions are an integral part of your opinion.

Response: In response to the Staff’s comment, the tax opinion has been revised. (Exhibit 8.1)

Tax Opinion, Exhibit 8.2

13.	Please revise the first sentence of the last paragraph of your opinion; you may limit reliance to subject but not person.

Response: In response to the Staff’s comment, the tax opinion has been revised. (Exhibit 8.2)

*            *            *

In connection with responding to the Staff’s comments, Cascade hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cascade from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Cascade may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at shaas@hunton.com or (804) 788-7212.

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Mr. Christian Windsor

February 20, 2014

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

cc:	Andrew J. Gerlicher, Esq.
Kimberly Schaefer, Esq.

EXHIBIT A

[Redacted]

FOIA confidential treatment of the response to Comment No. 11 requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.